Exhibit 99.1

Press Release

Vexigo Ltd. and AQ Communications Ltd. Announce Cooperation

for Digital Advertising in Hong Kong and China

Hong Kong, June 30, 2016 – Vexigo Ltd., a global provider of online video advertising and content monetization solutions and a wholly- owned subsidiary of Mer Telemanagement Solutions Ltd. (NASDAQ: MTSL), and AQ Communications Ltd., one of the leading event management and media marketing companies in Hong Kong and China, announced today that they are starting to cooperate in order to deliver digital advertising, with a focus on direct and programmatic video throughout Hong Kong and China.

Vexigo is a technology and online advertising company with a strong focus on video advertising that utilizes its technologies to facilitate advertising and content distribution activities across desktop and mobile platforms. With years of expertise in the online industry across multiple verticals, Vexigo provides its advertisers with the ability to meet their most important objectives such as viewable impressions with high video completion rates, accurately targeted cross channel reach, as well as brand lift and engagement.

Vexigo’s new product –Visualizr, is a unique solution that increases user engagement within applications and websites by creating a trending digital magazine that is personalized and localized for the user. Working with world leading news agencies, entertainment and sport portals, as well as fashion channels and others, Vexigo creates a magazine with local and global content appealing to users in multiple countries with various interests. Vexigo integrates its magazine within leading applications and provides users with a content feed of their preference, resulting in user satisfaction coupled with high engagement and retention for the application publisher. Vexigo’s content feed is monetized to provide a new revenue stream for publishers hosting applications or websites.

“Our partnership with AQ Communications is an important part of Vexigo’s global expansion plans,” commented Harel Falk, Vice President of Sales at Vexigo. “AQ’s vast network of connections to advertisers in the local markets of Hong Kong and China will allow us to offer our digital advertising technology and services to these large and growing markets,” he added.

“AQ Communications has been working for years with traditional print and linear TV advertisers. By collaborating with Vexigo, AQ Communications is adding a strong digital arm that will allow us to provide a whole new array of advertising opportunities which will highly complement our existing services. Programmatic and video advertising are powerful trends and their potential in Hong Kong and China is exciting,” said Amy Lee, Executive Director of AQ Communications Ltd.

About Vexigo Ltd.

Founded in 2009, Vexigo is a global leader in content visualization and video advertising software and services that delivers compelling results through a propriety in-house technology and an easy-to-use publishing platform specifically designed for publishers, content owners and mobile applications. The Vexigo solution for all online and mobile platforms supports multiple ad formats and interactive ad units with a cutting-edge optimization platform providing precise targeting in a brand safe, transparent environment for both advertisers and all kinds of publishers. To learn more, please visit: www.vexigo.com

About AQ Communications Ltd.

Established in 2000, AQ Communications Limited "AQ", with headquarters in Hong Kong and branch offices in Shanghai, is a full service public relations, social media and media marketing company. AQ offers both "bricks and mortar" PR and marketing services like event management, media awareness, brand building, and joint promotions; and "clicks and mortar" social media strategies like Facebook optimization, community management, social media monitoring, online topics seeding and media buying service. To learn more, please visit: www.aqcomm.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

For media inquiries, please contact:

AQ Communications Ltd.
Vicky Lau	Tel: +852 3421 2583/ 64043558	Email: vlau@aqcomm.com
Addison Chan	Tel: +852 3421 2009/96403671	Email: achan@aqcomm.com

Vexigo Ltd.
Harel Falk	Tel: +972 722 410 125	Email: harel.falk@vexigo.com